UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.0002 per share
(Title of Class of Securities)

G8211A108
(CUSIP Number)

Xuejun Ji

Floor 7, West Hall, Block B, Building 7
West Area 2, Shenzhen Bay Eco and Technology Park
Nanshan District, Shenzhen 518053
People’s Republic of China
+852 51393017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G8211A108	SCHEDULE 13D	Page 2 of 5

(1)	Name of Reporting Person Xuejun Ji
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,755,000(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,755,000(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,000(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.5%(2)
(14)	Type of Reporting Person (see instructions) IN

(1)	Represents 2,755,000 Ordinary Shares (as defined below) held by Mr. Ji.
(2)	Percentage ownership is calculated based on 14,900,000 Ordinary Shares outstanding as reported in the Issuer’s registration statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, on February 28, 2022.

CUSIP No. G8211A108	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value US$0.0002 per share (the “Ordinary Shares”), of Skillful Craftsman Education Technology Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province 214000, People’s Republic of China.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Mr. Xuejun Ji (the “Reporting Person”) pursuant to Rule 13d-1 under the Act.
(b)	The Reporting Person’s address is Floor 7, West Hall, Block B, Building 7, West Area 2, Shenzhen Bay Eco and Technology Park, Nanshan District, Shenzhen 518053, People’s Republic of China.
(c)	The Reporting Person is an entrepreneur in the People’s Republic of China.
(d) – (e)	During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The 2,755,000 Ordinary Shares were issued to the Reporting Person by the Issuer as the consideration for the transfer of the Reporting Person’s equity interests in Shenzhen Qianhai Jisen Information Technology Ltd. (“Jisen Information”), a limited liability company incorporated in the People’s Republic of China, to Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”), a variable interest entity of the Issuer, as more fully described below.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired beneficial ownership of the Ordinary Shares to which this Schedule 13D relates in order to increase his equity interest in the Issuer for investment purpose.

On May 25, 2021, Wuxi Wangdao entered into an equity transfer agreement (the “Agreement”) with Jisen Information, the Reporting Person and Mr. Hao Liu, who then held 95% and 5% of the equity interest of Jisen Information, respectively. Pursuant to the Agreement, among other things, Wuxi Wangdao acquired the entire equity interest of Jisen Information for a total consideration of 2,900,000 newly issued Ordinary Shares of the Issuer (the “Acquisition”). Upon the closing of the Acquisition, Jisen Information became Wuxi Wangdao’s wholly owned subsidiary.

On September 1, 2021, the Issuer issued an aggregate of 2,755,000 Ordinary Shares to the Reporting Person pursuant to the Agreement.

The description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which was incorporated herein by reference to Exhibit 99.2 to the Issuer’s current report on Form 6-K (File No. 001-39360) furnished to the Commission on May 25, 2021.

Except as set forth in this Schedule 13D, the Reporting Person has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Person also retains the right to change his investment intent at any time, to acquire additional shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Ordinary Shares beneficially owned by them in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

CUSIP No. G8211A108	SCHEDULE 13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The responses to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in their entirety in this Item 5. The percentage of the securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 14,900,000 Ordinary Shares as reported in the Issuer’s registration statement on Form F-3 filed with the Commission under the Securities Act of 1933, as amended, on February 28, 2022.

Except as disclosed in this Schedule 13D, the Reporting Person presently does not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

(c)	See the transactions described in “Item 3 – Sources and Amount of Funds or Other Consideration.” The Reporting Person did not effect any transaction in the Ordinary Shares during the past 60 days.
(d)	Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

7.01	Equity Transfer Agreement dated May 25, 2021, by and between Wuxi Kingway Technology Co., Ltd., Shenzhen Qianhai Jisen Information Technology Ltd., the Reporting Person and Hao Liu (incorporated herein by reference to Exhibit 99.2 to the Issuer’s current report on Form 6-K (File No. 001-39360) furnished to the Commission on May 25, 2021)

CUSIP No. G8211A108	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2022

/s/ Xuejun Ji
Xuejun Ji